Corindus Vascular Robotics, Inc.

309 Waverley Oaks Road, Suite 105

Waltham, MA 02452

November 1, 2019

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corindus Vascular Robotics, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment to Registration Statement No. 333-176581

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Corindus Vascular Robotics, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment (the “Post-Effective Amendment”) to Registration Statement No. 333-176581, filed with the Securities and Exchange Commission on October 29, 2019 (Accession No. 0001387131-19-007964).

The Company requests withdrawal of the Post-Effective Amendment because it was inadvertently coded with an incorrect file number. The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.

Thank you for your assistance with this matter. If you have any questions concerning this request, please contact the undersigned at 508-653-3335, extension 228.

Sincerely,

/s/ David W. Long
David W. Long
Chief Financial Officer